Exhibit 99.1

SIGMA LITHIUM CORPORATION

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP

AND TO:	KPMG Auditores Independentes Ltda.

AND TO:	Ontario Securities Commission (Principal Regulator) British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial and Consumer Affairs Authority The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
Office of the Superintendent of Securities, Government of the Northwest Territories
Office of the Superintendent of Securities, Government of Nunavut
Office of the Superintendent of Securities, Government of Yukon

Sigma Lithium Corporation (the “Company”) hereby provides notice pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the change of its auditor from KPMG LLP (the “Former Auditors”) to KPMG Auditores Independentes Ltda. (the “Successor Auditors”). In accordance with NI 51-102, the Company hereby states that:

(i)	the Former Auditors were not proposed for re-appointment at the annual and special meeting of shareholders of the Company held on June 30, 2023 and were therefore terminated for the purposes of NI 51-102;

(ii)	The termination of the Former Auditors and the appointment of the Successor Auditors has been considered and was approved by the Company’s audit committee and board of directors;

(iii)	During the term of the Former Auditors’ appointment as Auditors for the Company, the Former Auditors did not deliver an audit report to the Company’s board of directors which contained a modified opinion; and

(iv)	There have been no “reportable events” as that term is defined in NI 51-102.

Dated July 21, 2023.

(Signed) “Rodrigo Menck”

Rodrigo Menck

Chief Financial Officer
Sigma Lithium Corporation